                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 17)(1)

                         Friendly Ice Cream Corporation
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    358497105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                          (Name, Address and Telephone
                                Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 2 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Lion Fund L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.49%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 3 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.49%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 4 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari, Sardar
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.49%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 5 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Sizzlin Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.49%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 6 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Cooley, Philip L.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.49%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 7 of 19 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment No. 17  ("Amendment  No. 17") to the
Schedule 13D filed by the undersigned. This Amendment No. 17 amends the Schedule
13D as specifically set forth.

      Item 4 is hereby amended to add the following:

      On June 17,  2007,  the  Reporting  Persons  entered  into a  Stockholders
Agreement with Freeze Operations Holding Corp.  ("Freeze"),  an affiliate of Sun
Capital  Corp.,  pursuant to which the  Reporting  Persons  agreed to vote their
Shares in favor of an Agreement and Plan of Merger (the "Merger  Agreement")  by
and among the  Issuer,  Freeze  and an  affiliate  of  Freeze.  Under the Merger
Agreement,  the Issuer  will be acquired by Freeze for $15.50 per share in cash, subject to stockholder approval and other conditions. The Stockholders Agreement also contains  certain  restrictions on the Reporting  Persons'  ability to sell their Shares during the term of the agreement. Under the Stockholders Agreement, the  Reporting  Persons are  permitted  to transfer  (i) up to 20% of the Shares prior to the record date (the "Record Date")  established for the meeting of the stockholders  of the  Issuer at which the  Merger  Agreement  is  submitted  for stockholder  approval  and  (ii)  up to  an  additional  13.3%  of  such  Shares thereafter.  A copy of the  Stockholders  Agreement  is  attached  as an exhibit hereto and is incorporated herein by reference.

      The first  paragraph  of Item 5 is hereby  amended and restated to read as follows:

      As of the date hereof,  each of the Reporting  Persons may be deemed to be the beneficial  owner of 1,182,488 Shares or 14.49% of the Shares of the Issuer,
based upon the 8,162,232 Shares  outstanding as of April 30, 2007,  according to the Issuer's  most recent Form 10-Q. Of the 1,182,488  Shares  reported  herein,
651,070  Shares  are held  directly  by the Lion Fund,  531,318  Shares are held directly by WSC and 100 Shares are held directly by Philip L. Cooley.

      Item 7 is hereby amended to add the following exhibit:

      A.    Stockholders Agreement by and among Freeze Operation Holdings Corp.,
            The Lion Fund L.P.,  Biglari  Capital Corp.,  Western Sizzlin Corp.,
            Sardar  Biglari  and Philip L.  Cooley,  dated June 17,  2007 (filed herewith as Exhibit A).

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 8 of 19 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2007                 THE LION FUND L.P.

                                     By: Biglari Capital Corp.
                                         General Partner

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, Chief Executive Officer

                                     BIGLARI CAPITAL CORP.

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, Chief Executive Officer

                                     /s/ Sardar Biglari
                                     -------------------------------------------
                                     SARDAR BIGLARI

                                     WESTERN SIZZLIN CORP.

                                     By: /s/ Sardar Biglari
                                         ---------------------------------------
                                         Sardar Biglari, as Attorney-In-Fact for
                                         Western Sizzlin Corp.

                                     /s/ Sardar Biglari
                                     -------------------------------------------
                                     SARDAR BIGLARI, as Attorney-In-Fact for
                                     Philip L. Cooley

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 9 of 19 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                                                                  EXECUTION COPY

                             STOCKHOLDERS AGREEMENT

      STOCKHOLDERS AGREEMENT, dated as of June 17, 2007 (this "AGREEMENT"), among Freeze Operations Holding Corp., a Delaware corporation ("PARENT") and each of the other parties signatory hereto (each a "STOCKHOLDER" and collectively the "Stockholders").

      WHEREAS, Parent, Freeze Operations, Inc., a Massachusetts corporation and a wholly-owned subsidiary of Parent ("MERGER SUB") and Friendly Ice Cream
Corporation, a Massachusetts corporation (the "COMPANY"), have entered into an
Agreement and Plan of Merger, dated as of the date hereof (as may be amended from time to time, the "MERGER AGREEMENT"; terms defined in the Merger Agreement and not otherwise defined herein being used herein as therein defined), pursuant to which, among other things, Merger Sub will merge with and into the Company
(the "MERGER") and each issued and outstanding share (other than Excluded
Shares) of common stock, par value $0.01 per share, of the Company ("COMPANY
COMMON STOCK") will be converted into the right to receive the Merger
Consideration.

      WHEREAS, as of the date of this Agreement, except as set forth in this
Agreement, each Stockholder owns of record and/or beneficially (in each case as noted on SCHEDULE A hereto) the number of shares of Company Common Stock
(including Restricted Shares) set forth beside such Stockholder's name on the signature page hereto (such Company Common Stock, together with any other
Company Common Stock acquired by any Stockholder after the date hereof, whether acquired directly or indirectly, by purchase, stock dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, or upon the exercise of Options, in each case from the date of this Agreement through the term of this Agreement, are collectively referred to herein as the
Stockholders' "SUBJECT SHARES").

      WHEREAS, as a condition and inducement to Parent's and Merger Sub's willingness to enter into the Merger Agreement, Parent has requested that the
Stockholders agree, and each of the Stockholders has agreed, to enter into this
Agreement.

      NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I
                        VOTING AGREEMENT; GRANT OF PROXY

            Section 1.1.      VOTING AGREEMENT

            (a) Each Stockholder hereby agrees to vote (or cause to be voted) in person or by proxy, all Subject Shares that such Stockholder is entitled to vote at the time of any vote, at any meeting of the stockholders of the Company, and at any adjournment thereof, at which the Merger Agreement (or any amended version thereof) and the Merger are submitted for the consideration and vote of the stockholders of the Company, or in connection with any written consent of the stockholders of the Company with respect to matters set forth in this
Section 1.1, (i) to approve the Merger Agreement and any transactions contemplated thereby, including the Merger, and any actions in furtherance

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 10 of 19 Pages
----------------------                                    ----------------------

thereof requiring a vote of the Company stockholders and (ii) in favor of any matter reasonably necessary for consummation of the transactions contemplated by the Merger Agreement. Any such vote will be cast or consent will be given in accordance with the procedures applicable thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. The obligations of the Stockholders set forth in this Section 1.1 shall apply whether or not (A)
the Company Board has effected an Adverse Recommendation Change or (B) the
Company breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

            (b) Each Stockholder hereby agrees that it shall vote its Subject
Shares against, and shall not provide consents to, the approval of (i) any
Alternative Transaction Proposal (other than an Alternative Transaction Proposal by Parent or any of its Affiliates), (ii) any extraordinary dividend or distribution by the Company or any of its Subsidiaries, (iii) any change in the capital structure of the Company or any of its Subsidiaries (other than pursuant to the Merger Agreement) and (iv) any other action that would reasonably be expected to result in any condition to the consummation of the Merger contained in Article IX of the Merger Agreement not being satisfied.

            Section 1.2. Irrevocable Proxy. Each Stockholder hereby irrevocably and unconditionally revokes any and all previous proxies granted with respect to its Subject Shares. By entering into this Agreement, each Stockholder hereby irrevocably and unconditionally grants a proxy appointing Parent as such
Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote or execute consents in the manner contemplated by Section 1.1. The proxy granted by such Stockholder pursuant to this Article 1 is coupled with an interest, is irrevocable and is granted in consideration of Parent and Merger Sub entering into this Agreement and the
Merger Agreement and incurring certain related fees and expenses. Such proxy will expire automatically and without further action by the parties upon the termination of this Agreement. Each Stockholder shall perform such further acts and execute such further documents as may be required to vest in Parent the sole power to vote such Stockholder's Subject Shares in the manner contemplated by
Section 1.1.

                                  ARTICLE II
                REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

      Each Stockholder, severally and not jointly, hereby represents and warrants to Parent that:

            Section 2.1. AUTHORIZATION. If such Stockholder is not an
individual, the execution, delivery and performance by such Stockholder of this
Agreement and the consummation by such Stockholder of the transactions contemplated hereby are within the corporate or similar powers of such
Stockholder and have been duly authorized by all necessary corporate or similar action. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. This Agreement constitutes a valid and binding agreement of such Stockholder. If such Stockholder is a natural person and is married, and such Stockholder's Subject Shares constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 11 of 19 Pages
----------------------                                    ----------------------

delivered by, and constitutes a valid and binding agreement of, the
Stockholder's spouse, enforceable against such spouse in accordance with its terms. No trust of which such Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

            Section 2.2. NON-CONTRAVENTION. The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such
Stockholder of the transactions contemplated hereby do not and shall not (i) if such Stockholder is not an individual, violate any organizational documents of such Stockholder, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any
Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Stockholder is entitled under any provision of any agreement or other instrument binding on such Stockholder, (iv) result in the imposition of any lien on any asset of Stockholder or (v) violate any other agreement, arrangement or instrument to which such Stockholder is a party or by which such Stockholder
(or any of its assets) is bound.

            Section 2.3. OWNERSHIP OF SUBJECT SHARES. Except as set forth on
Schedule A hereto, such Stockholder is the record and beneficial owner of the
Subject Shares set forth beside such Stockholder's name on the signature page hereto, free and clear of any lien and any other limitation or restriction
(including any restriction on the right to vote or otherwise dispose of the
Subject Shares), other than pursuant to this Agreement and such Stockholder has good and valid title to such Subject Shares. Except for this Agreement, none of the Subject Shares is subject to any voting trust or other agreement, arrangement or instrument with respect to the voting of such shares.

            Section 2.4. TOTAL SUBJECT SHARES. Except for the Subject Shares set
forth beside such Stockholder's name on the signature page hereto or any beneficial interests in Subject Shares that are set forth on Schedule A hereto, and except for any Options referred to in the immediately following sentence, such Stockholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the
Company or (iii) Options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

            Section 2.5. RELIANCE BY PARENT AND MERGER SUB. Such Stockholder
understands and acknowledges that Parent and Merger Sub are entering into the
Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF PARENT

      Parent hereby represents and warrants to each Stockholder that (i) the execution, delivery and performance by it of this Agreement and Parent's and
Merger Sub's execution, delivery and performance of the Merger Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby are within Parent's and Merger Sub's respective corporate powers and have been duly authorized by all necessary corporate or similar action and (ii)
this Agreement and the Merger Agreement each constitutes Parent's and Merger
Sub's valid and binding agreement. Parent understands that each Stockholder is entering into this Agreement in reliance upon Parent's and Merger Sub's execution and delivery of the Merger Agreement.

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 12 of 19 Pages
----------------------                                    ----------------------

                                   ARTICLE IV
                            COVENANTS OF STOCKHOLDERS

      Each Stockholder, severally and not jointly, hereby covenants and agrees that:

            Section 4.1. NO INTERFERENCE; NO TRANSFERS. Except pursuant to the terms of this Agreement, such Stockholder shall not, without the prior written consent of Parent which may be withheld in its sole discretion, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Subject Shares, (ii)
voluntarily take any action that would or is reasonably likely to (A) make any representation or warranty contained herein untrue or incorrect in any material respect or (B) have the effect in any material respect of preventing such
Stockholder from performing its obligations under this Agreement or (iii)
voluntarily sell, assign, transfer, pledge, encumber, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law)
(collectively , a "Transfer") or enter into any contract, option or other arrangement or understanding with respect to any Transfer of any Subject Shares during the term of this Agreement except for Transfers in the case of
Stockholders who are individuals, upon the death of such Stockholder, pursuant to the terms of any trust or will of such Stockholder or by the laws of intestate succession; provided that such Subject Shares shall remain subject to the terms of this Agreement. Notwithstanding the foregoing, each Stockholder shall be permitted to Transfer (i) up to 20% of such Stockholder's Subject
Shares prior to the record date (the "Record Date") established for the meeting of the stockholders of the Company at which the Merger Agreement (or any amended version thereof) and the Merger are submitted for approval of the stockholders of the Company and (ii) up to an additional 13.3% of such Stockholder's Subject
Shares thereafter; provided that with respect to any Subject Shares transferred after the Record Date, such Stockholder shall remain obligated to vote such
Subject Shares in accordance with the terms of this Agreement and with respect to any Subject Shares transferred on or prior to the Record Date, such
Stockholder shall not be obligated to vote such Subject Shares in accordance with the terms of this Agreement. For purposes of this Section 4.1, the term
"sell" or "sale" or any derivatives thereof shall include (i) a sale, Transfer or disposition of record or beneficial ownership, or both and (ii) a short sale with respect to Company Common Stock or substantially identical property, entering into or acquiring an offsetting derivative contract with respect to
Company Common Stock or substantially identical property, entering into or acquiring a futures or forward contract to deliver Company Common Stock or substantially identical property or entering into any transaction that has the same effect as any of the foregoing.

            Section 4.2. OTHER TRANSACTIONS. Each of the Stockholders agrees that it shall not, nor shall they authorize or permit any of their respective
Representatives retained by it or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate, induce, facilitate or knowingly encourage
(including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making, submission or announcement of any proposal that constitutes or could reasonably be expected to lead to, an Alternative Transaction Proposal or (ii)
enter into, continue or otherwise participate in any discussions or negotiations
(other than with Parent, Merger Sub or their respective directors, officers or

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 13 of 19 Pages
----------------------                                    ----------------------

employees or Representatives) regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any
Alternative Transaction Proposal. Each of the Stockholders will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations (including any such activities, discussions or negotiations conducted by Affiliates or representatives of the Company or the Company
Subsidiaries) with respect to consideration of any Alternative Transaction
Proposal. Each of the Stockholders shall promptly (and, in any event, within 24 hours) advise Parent orally and in writing of any Alternative Transaction
Proposal, the terms and conditions of any such Alternative Transaction Proposal
(including any changes thereto) and the identity of the Person making any such
Alternative Transaction Proposal and of any discussions, explorations or negotiations sought to be entered into or continued by such Person with such
Stockholder or any of its respective Representatives. The Stockholders shall keep Parent reasonably informed of the status (including any change to the terms and conditions thereof) of any such Alternative Transaction Proposal. None of the Stockholders shall make an Alternative Transaction Proposal to the Company
(including to the Company's senior management or the Company Board).

            Section 4.3. FURTHER ASSURANCES. Parent and each Stockholder shall each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

                                    ARTICLE V
                                  MISCELLANEOUS

            Section 5.1. AMENDMENTS; TERMINATION. Any provision of this
Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this
Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate on the earlier of (i) the Effective
Time, (ii) the 5-month anniversary of the date hereof and (iii) a reduction in the Merger Consideration below $15.50 per share in cash; provided that Article
II and this Article V shall survive any such termination.

            Section 5.2. EXPENSES. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

            Section 5.3. SUCCESSORS AND ASSIGNS; NO THIRD PARTY BENEFICIARIES.
The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; PROVIDED that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Parent may transfer or assign its rights and obligations to any of its Affiliates; provided further that no such transfer or assignment shall relieve Parent of its obligations hereunder. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 14 of 19 Pages
----------------------                                    ----------------------

            Section 5.4.      GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

            (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS
SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW
OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW EXCEPT
TO THE EXTENT THAT THE LAW OF THE COMMONWEALTH OF MASSACHUSETTS IS MANDATORILY
APPLICABLE. The parties hereby irrevocably submit to the jurisdiction of the courts of the County and State of New York and the Commonwealth of Massachusetts
and the Federal courts of the United States of America located in the County and
State of New York or the Commonwealth of Massachusetts solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State, Massachusetts Commonwealth or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.7 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

            (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH
MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT
ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY
WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY
LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT,
OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND
ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY
HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE
EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY
UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY
MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO
THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN
THIS SECTION 5.4.

            Section 5.5. COUNTERPARTS; EFFECTIVENESS. This Agreement may be
executed and delivered (including by facsimile or other electronic transmission)
in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This
Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 15 of 19 Pages
----------------------                                    ----------------------

            Section 5.6. SEVERABILITY. If any term or other provision of this
Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provisions is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

            Section 5.7. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            if to Parent or Merger Sub:

                  c/o Sun Capital Partners, Inc.
                  5200 Town Center Circle
                  Suite 470
                  Boca Raton, Florida 33486
                  Attention: Gary Talarico and Deryl Couch
                  Facsimile: (561) 394-0540

               with an additional copy (which shall not constitute notice) to:

                  Morgan, Lewis & Bockius LLP
                  101 Park Avenue
                  New York, New York 10178
                  Attention:  Steven A. Navarro, Esq.
                  Facsimile:  (212) 309-6001

      if to the Stockholders, to the address set forth on the signature pages this Agreement.

            Section 5.8. INTERPRETATION. When reference is made in this
Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or
"including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein," "hereby" and
"hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this
Agreement. The word "or" shall not be exclusive. The words "beneficial ownership" and "owned beneficially" and words of similar import when used in this Agreement shall be deemed to mean "beneficial ownership" as defined in Rule
13d-3 promulgated under the Securities Exchange Act of 1934, as amended. This
Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 16 of 19 Pages
----------------------                                    ----------------------

            Section 5.9. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this
Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to any termination of this Agreement pursuant to Section 5.1 hereof, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

            Section 5.10. Acknowledgment.. Parent acknowledges that each
Stockholder has entered into this Agreement solely in its capacity as the record and/or beneficial (as applicable) owner of the Subject Shares and nothing herein shall limit or affect any actions taken by such Stockholder, or require such
Stockholder to take any action or abstain from taking any action, in his or her capacity as an officer or director of the Company, including to disclose information acquired solely in his or her capacity as an officer or director of the Company, and any actions taken by (or failure to take any actions by) any
Stockholder in such capacity shall not be deemed to constitute a breach of this
Agreement.

                            [SIGNATURE PAGES FOLLOW]

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 17 of 19 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                    FREEZE OPERATIONS HOLDING CORP.

                                    By: /s/ Gary Talarico
                                        ----------------------------------------
                                    Name:  Gary Talarico
                                    Title: Vice President

                                    THE LION FUND L.P.

                                    By: Biglari Capital Corp.
                                        General Partner

                                    By: /s/ Sardar Biglari
                                        ----------------------------------------
                                    Name:  Sardar Biglari
                                    Title: Chief Executive Officer

                                    BIGLARI CAPITAL CORP.

                                    By: /s/ Sardar Biglari
                                        ----------------------------------------
                                    Name:  Sardar Biglari
                                    Title: Chief Executive Officer

                                    /s/ Sardar Biglari
                                    --------------------------------------------
                                    SARDAR BIGLARI

                                    WESTERN SIZZLIN CORP.

                                    By: /s/ Sardar Biglari
                                        ----------------------------------------
                                    Name:  Sardar Biglari
                                    Title: Attorney-In-Fact for Western
                                           Sizzlin Corp.

                                    /s/ Philip L. Cooley
                                    --------------------------------------------
                                    PHILIP L. COOLEY

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 18 of 19 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
Subject Shares Directly          Stockholder             Notice Information
-----------------------          -----------             ------------------
         Owned
         -----
--------------------------------------------------------------------------------
651,070 (100 shares of      The Lion Fund L.P.       Biglari Capital Corp.
which are held of record)                            9311 San Pedro Avenue
                                                     Suite 1440
                                                     San Antonio, Texas 78216
                                                     Attention: Sardar Biglari
                                                     Facsimile: (210) 344-3411
--------------------------------------------------------------------------------
0                           Biglari Capital Corp.    Biglari Capital Corp.
                                                     9311 San Pedro Avenue
                                                     Suite 1440
                                                     San Antonio, Texas 78216
                                                     Attention: Sardar Biglari
                                                     Facsimile: (210) 344-3411
--------------------------------------------------------------------------------
0                           Sardar Biglari           Biglari Capital Corp.
                                                     9311 San Pedro Avenue
                                                     Suite 1440
                                                     San Antonio, Texas 78216
                                                     Attention: Sardar Biglari
                                                     Facsimile: (210) 344-3411
--------------------------------------------------------------------------------
531,318                     Western Sizzlin Corp.    1338 Plantation Road
                                                     Roanoke, Virginia 24012
                                                     Attention: Sardar Biglari
                                                     Facsimile: (210) 344-3411
--------------------------------------------------------------------------------
100                         Philip L. Cooley         Trinity University
                                                     One Trinity Place
                                                     San Antonio, Texas 78212
                                                     Attention: Philip L. Cooley
                                                     Facsimile: (210) 999-8134
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP No. 358497105                    13D                   Page 19 of 19 Pages
----------------------                                    ----------------------

                                                                      SCHEDULE A

                     BENEFICIAL OWNERSHIP OF SUBJECT SHARES

       Shares             Owner of Record              Beneficial Owner
-------------------- -------------------------- --------------------------------
      1,182,388             Cede & Co.             Each of the Stockholders
         100            The Lion Fund L.P.         Each of the Stockholders